Exhibit (a)(2)

[TO BE CIRCULATED TO ELIGIBLE OPTION HOLDERS

BY E-MAIL AND BY MAIL ON CREE LETTERHEAD]

February 14, 2003

To Eligible Cree Option Holders:

I am pleased to report that Cree’s Board of Directors, after much study and discussion, has authorized us to offer an option exchange program to eligible employees. This program comes at a time when our many successes are not well reflected in the current market price of Cree stock. A large number of options we granted in the past few years, particularly those awarded during the market highs of 2000 and 2001, have an exercise price substantially above current prices and no longer provide the incentives originally intended.

Recognizing the importance of such incentives and taking shareholder interests into account, the Board of Directors has authorized a program under which eligible employees may voluntarily exchange outstanding options that have exercise prices above $30 per share for new options to be granted under our Equity Compensation Plan. You are eligible to participate in this offer if you are an employee who receives pay as a regular employee of Cree, Inc. or one of our subsidiaries. Members of the Board of Directors and executive officers are not eligible.

To avoid adverse consequences under current accounting rules, several limitations and restrictions apply to this offer, and there are significant market risks and other risks that must be understood. If you elect to participate, Cree will cancel all of your outstanding options that have an exercise price greater than $30 per share and must also cancel any outstanding options granted to you after September 14, 2002. For each canceled option, we will grant a new option on the first business day that is six months and one day after the date on which we cancel the options accepted for exchange. We expect to grant the new options on September 16, 2003 unless we extend this offer.

The exercise price of the new options will be equal to 100% of the fair market value of our common stock on the new option grant date, and you must remain an employee of Cree or one of its subsidiaries to receive a new option to replace a canceled option. The number of shares covered by the new options, the vesting schedule and other terms and conditions applicable to this offer are more fully described in our Offer to Exchange dated February 14, 2003 and related materials that we filed today with the Securities and Exchange Commission. The Offer to Exchange is available on the Cree intranet at http://creenet/corporate/Legal/Stock Plans General/Offer to Exchange. A packet of information is also being mailed today to your home. This packet includes a copy of this letter and the Offer to Exchange, an Election Form, a Notice of Withdrawal, reports listing your options eligible for the exchange offer and your other outstanding options, and a schedule of informational meetings to be held over the next few weeks at our North Carolina and California sites.

This exchange offer is subject to the terms and conditions in our Offer to Exchange, the election form and the withdrawal form. Please take the time to read these materials carefully so that you understand the risks before deciding whether to participate. If you wish to participate, you must properly complete, sign and deliver the election form to one of the authorized representatives listed on the form before the offer expires. It will expire at 12:00 midnight Eastern Time (9:00 p.m. Pacific Time) on March 14, 2003 unless we extend the expiration date. If the offer is extended, we will notify you of the new expiration date and time.

Participation is entirely voluntary. If you do not to participate, you will retain your current options under their current terms and conditions. Neither Cree nor our Board of Directors makes any recommendation as to whether you should participate. We cannot provide advice as to, nor have we authorized anyone to advise you, whether you should participate. You must make your own decision taking into account your own personal circumstances, preferences and assumptions.

Sincerely,

Charles M. Swoboda

Chief Executive Officer and President